

October 9, 2009

By U.S. mail and facsimile to (330) 220-6006

Mr. P. Kelly Tompkins, EVP – Administration and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **RE: RPM International Inc.**
> **Form 10-K for the fiscal year ended May 31, 2009**
> **Filed July 28, 2009**
>
> **File No. 1-14187**

Dear Mr. Tompkins:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2009

2009 Annual Report to Stockholders

Management's Discussion and Analysis, page 18

Critical Accounting Policies and Estimates, page 18

1. We note the fourth quarter of fiscal 2009 goodwill impairment charge of $14.9 million related to one of your reporting units. We understand from page 38 that

your reporting units have been identified at the component level, or one level below your operating segments, of which you have six. In order to provide a more meaningful understanding of this critical policy, in future filings please disclose the reporting unit to which this $14.9 million charge is attributable and identify your other reporting units.

2. You also state that the excess of fair value over carrying value for your other reporting units as of March 1, 2009, ranged from approximately $1.3 million to $249.8 million. For those reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

   - Identify the report unit(s).
   - The percentage by which fair value exceeds the carrying value as of the most recent step-one test.
   - The amount of goodwill.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant